UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BREAKWATER RESOURCES LTD.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

106902
(CUSIP Number)

Joanne Ferstman
Executive Vice President, Chief Financial Officer and Corporate Secretary
Dundee Corporation
28th Floor, 1 Adelaide Street East
Toronto, Ontario, Canada M5C 2V9
Telephone: (416) 365-5010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Check the following box if a fee is being paid with the statement  ☐  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 106902
1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DUNDEE CORPORATION
28TH Floor, 1 Adelaide Street East
Toronto, Ontario
M5C 2V9 Canada
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*- N/A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*- OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)- ☐ N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER- 101,880,061 Common Shares[1]
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER- Nil
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER- 101,880,061 Common Shares[1]
WITH	10	SHARED DISPOSITIVE POWER- Nil
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,880,061 Common Shares[1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*- ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)- (on a partially diluted basis)
14		TYPE OF REPORTING PERSON*- CO

1 185,000 of these common shares are held in accounts, managed by subsidiaries of Dundee Corporation.

SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Dundee Corporation ("Dundee") hereby submits this statement on Schedule 13D and Amendment No. 1 (the “Amendment”) (the "Schedule 13D) relating to the Common Shares of Breakwater Resources Ltd. ("Breakwater").

Item 2.  Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a) - (c)  This Schedule 13D is being filed by Dundee Corporation

The following is a list of the directors and executive officers of Dundee Corporation, their positions with Dundee Corporation, their present principal occupations and their business addresses (if other than Dundee Corporation):

NAME AND ADDRESS	POSITION HELD	PRINCIPAL OCCUPATION
Normand Beauchamp 7850 Bombardier St., Anjou Montreal, Quebec, H1J 2G3	Director	President, Capital NDSL Inc.
Jonathan Goodman Royal Bank Plaza Suite 3060 South Tower, 200 Bay St. Toronto, Ontario, M5J 2J1	Director	President and Chief Executive Officer, Dundee Precious Metals Inc.
Ned Goodman 28th Floor, 1 Adelaide St. East, Toronto, Ontario, M5C 2V9	President, Chief Executive Officer and Director	President and Chief Executive Officer, Dundee Corporation and Dundee Wealth Management Inc.; Chairman, Goodman & Company, Investment Counsel Ltd.
Harold P. Gordon 28th Floor, 1 Adelaide St. East, Toronto, Ontario, M5C 2V9	Chairman and Director	Chairman, Dundee Corporation
Dr. Frederick H. Lowy 1515 Doctor Penfield Suite 1005 Montréal, Québec H3G 2R8	Director	President Emeritus of Concordia University
Garth A. C. MacRae 28th Floor, 1 Adelaide St. East, Toronto, Ontario, M5C 2V9	Director	Director of public and private companies
Robert Mcleish 124 Airdrie Rd. Toronto, Ontario, M4G 1M5	Director	Consultant
K. Barry Sparks 141 Adelaide Street West Suite 500 Toronto, Ontario, M5H 3L5	Director	President Torvan Capital Group, corporate advisory and management company
Harry R. Steele 745 Windmill Road Dartmouth, Nova Scotia, B3B 1C2	Director	Chairman, Newfoundland Capital Corporation Limited, communications company
Joanne Ferstman 28th Floor, 1 Adelaide St. East, Toronto, Ontario, M5C 2V9	Executive Vice President, Chief Financial Officer and Corporate Secretary	Executive Vice President, Chief Financial Officer and Corporate Secretary, Dundee Corporation; Executive Vice President and Chief Financial Officer, Dundee Wealth Management Inc.
Lucie Presot 28th Floor, 1 Adelaide St. East, Toronto, Ontario, M5C 2V9	Vice President and Controller	Vice President and Controller, Dundee Corporation and Dundee Wealth Management Inc.

(a) During the past five years none of Dundee Corporation, or to the best knowledge of Dundee Corporation, its directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(b) During the past five years none of Dundee Corporation, or to the best knowledge of Dundee Corporation, its directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(c) Majority of the directors and officers are Canadian citizens.

Item 4.  Purpose of Transaction

Item 5.

Interest in Securities of the Issuer

Dundee owns directly or indirectly an aggregate of 101,880,061 common shares of Breakwater which represents an approximate 24.4% interest in Breakwater.

Unless otherwise noted, Dundee Corporation, or its applicable subsidiary, and to the best knowledge of Dundee Corporation, its directors and executive officers, has sole voting and dispositive power over the securities beneficially owned by it.  Except as disclosed herein, during the past sixty days Dundee Corporation, nor, to the best knowledge of Dundee Corporation, any of its directors and executive officers, has effected any transaction in the securities reported on this Schedule 13D.

Jonathan Goodman currently owns directly approximately 221,236 Common Shares (less than 1% of class).

Ned Goodman currently owns directly approximately 1,376,937 Common Shares (less than 1% of class).

Garth A.C. MacRae currently owns directly approximately 500,000 Common Shares (less than 1% of class).

Joanne Ferstman currently owns directly approximately  94,600 Common Shares (less than 1% of class).

Lucie Presot currently owns directly approximately  14,500 Common Shares (less than 1% of class).

The following options have been granted to Messrs. J. Goodman, N. Goodman and G. MacRae and expire ten years from the date of the grant:

Name	Date of Grant	Options Granted	Exercise Price

Jonathan Goodman	June 19, 2001	140,000	1.15
	June 6, 2002	150,000	0.19
	March 9, 2004	200,000	0.67

Ned Goodman	March 4, 2005	200,000	0.69

Garth MacRae	December 20, 1999	50,000	3.90
	June 7, 2002	350,000	0.19

Item 6.  Contracts, Arrangement, Undertakings or Relationships with Respect to Securities of the Issuer

Other than those indicated in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Breakwater, including but not limited to transfer or voting of any such securities of Breakwater, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits

Nil

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2007

March 15, 2007
Date

"Joanne Ferstman”
Signature

Joanne Ferstman/ Executive Vice President, Chief Financial Officer and Corporate Secretary
Name/Title